KW 3/11/14

[redacted]

14047038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOCKING CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 SPEAR STREET, SUITE 1360
(No. and Street)

SAN FRANCISCO	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700,	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Samuel Hocking, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hocking Capital LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of San Francisco)

On 2/27/13 before me, Emma Martinez-Morris
(insert name and title of the officer)

personally appeared Samuel Hocking,
who proved to me on the basis of satisfactory evidence to be the ~~person~~(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

EMMA MARTINEZ-MORRIS
COMM. # 2054506
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires January 9, 2018

Signature [signature] (Seal)

HOCKING CAPITAL, LLC

TABLE OF CONTENTS

OUM &CO. LLP
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Sole Managing Member of
Hocking Capital, LLC

We have audited the accompanying financial statements of Hocking Capital, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hocking Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information in Schedules I and II is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

OUM & Co. LLP

San Francisco, California
February 26, 2014

HOCKING CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	14,970
Goodwill		55,365
Other assets		2,435
TOTAL ASSETS	**$**	**72,770**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:		
Accounts payable and accrued expenses	$	7,800
TOTAL LIABILITIES		7,800
MEMBER'S CAPITAL		64,970
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**72,770**

See accompanying notes to the financial statements

HOCKING CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:		
Interest	$	3
Total revenues		3
EXPENSES:		
Taxes		1,600
Regulatory Fees		832
Professional Fees		6,750
Other Expenses		300
Total expenses		9,482
NET LOSS	**$**	**(9,479)**

See accompanying notes to the financial statements.

HOCKING CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013

MEMBER'S CAPITAL, Beginning of Year	**$**	**15,165**
Member Contributions		71,227
Member Withdrawals		(11,943)
Net loss		(9,479)
MEMBER'S CAPITAL, End of Year	**$**	**64,970**

See accompanying notes to the financial statements.

HOCKING CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(9,479)
Change in assets and liabilities:		
Prepaid assets		(2,435)
Accounts payable and accrued expenses		1,180
Net cash used in operating activities		(10,734)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		15,862
Capital distributions		(11,943)
Net cash provided by financing activities		3,919
NET DECREASE IN CASH AND CASH EQUIVALENTS		(6,815)
CASH AND CASH EQUIVALENTS, Beginning of Year		**21,785**
CASH AND CASH EQUIVALENTS, End of Year	**$**	**14,970**

Supplemental disclosure of non-cash investing and financing activities:		
Goodwill acquired in acquisition	$	55,365

NOTE 1 – ORGANIZATION

Organization and Nature of Business - The accompanying financial statements are prepared on the accrual basis of accounting and include the accounts of Hocking Capital, LLC, a limited liability company (the "Firm"). The Firm was formed on July 18, 2008, originally as Conifer Capital Partners, LLC. The name was changed to Hocking Capital, LLC subsequent to it being acquired by iMATCHative Inc. ("the Parent") from The Conifer Group, LLC on December 20, 2013. The fiscal year of the Firm is the calendar year. Operations of the Firm commenced on November 21, 2008. The Firm is a fully owned subsidiary of the Parent.

The Firm will act as a private placement agent between hedge funds and qualified purchasers and accredited investors. The Firm is organized in the state of New York, and has an office in San Francisco, CA.

The Firm does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For purposes of the statements of financial condition and cash flows, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks. At December 31, 2013, the Firm had checking and money market accounts held at a single institution.

Income Taxes - The financial statements do not reflect a provision or liability for federal or state income taxes since, under the Internal Revenue Code, a limited liability company is a reporting entity only. The Members report their distributive shares of the Firm's income and credits on their respective individual Members' tax returns. However, certain states including California in which the Firm operates impose fees and taxes at the partnership level.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill - Recorded goodwill represents the excess of the purchase price over separately identifiable net assets acquired upon the Parent's acquisition of the Firm in 2013. The Firm performs an annual impairment test of goodwill, or more frequently if circumstances indicate that an impairment may exist. The Firm first performs a qualitative assessment by evaluating relevant events or circumstances to determine whether it is more likely than not that the fair value of the Firm's fair value exceeds its carrying amount. If the Firm is unable to conclude qualitatively that it is more likely than not that the Firm's fair value exceeds its carrying value, then it will use a two-step quantitative assessment of the fair value of the Firm. The determination of impairment is made by comparing the carrying amount with its fair value.

Basis of Presentation - The financial statements of the Firm have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 3 – PURCHASE OF HOCKING CAPITAL, LLC

On December 20, 2013 all assets of the Firm were acquired by the Parent from The Conifer Group, LLC. The Firm has recorded the transaction as a business combination using the acquisition method of accounting. Accordingly, assets acquired are measured at their estimated fair values at the date of acquisition.

The final allocation of purchase price is presented in the following table.

Purchase Price	$	50,000
Net Assets at time of aquistion		
Cash	$	-
Prepaid Assets		2,435
Accrued Expenses		(7,800)
Total Net Assets at time of aquistion	$	(5,365)
Goodwill	$	55,365
Fair value of assets acquired	$	50,000

NOTE 4 – MEMBER'S CAPITAL

The Firm is a limited liability company and, as such, no Members shall have any personal liability to the Firm, any other Members or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Members to the Firm.

Contributions and withdrawals by Members may be made from time to time with the consent and approval of Equity Members as set forth in the Operating Agreement. Profits and losses are, in general terms, allocated to the Members' on a pro rata basis based on their respective membership interest.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement in place with the Parent. Under the agreement, the Firm pays only those expenses that specifically relate to activities of the broker dealer including professional fees, fidelity bond insurance, business licenses and taxes, and state and federal taxes. The Firm will reimburse the Parent for payroll and certain administrative costs. The Firm is currently inactive and no expenses were charged to the Firm by the Parent in 2013.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2013, the Firm had net regulatory capital of $7,170 which was $2,170 in excess of its required net capital of $5,000. Its net capital ratio was 1.09 to 1.

NOTE 7 – SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through February 27, 2014 and has determined that there are no material subsequent events to disclose.

SUPPLEMENTARY INFORMATION

HOCKING CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

NET CAPITAL:		
Total member's capital		$ 64,970
Total members' capital qualified for net capital		64,970
Additions:		
Subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinate borrowings		64,970
DEDUCTIONS AND/OR CHARGES:		
Non-allowable asset:		
Goodwill	(55,365)	
Prepaid expenses	(2,435)	
Total deductions and/or charges		(57,800)
Net capital before haircuts on securities positions		7,170
NET CAPITAL		**$ 7,170**

HOCKING CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013
(Continued)

AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$ 7,800	
Other		
TOTAL AGGREGATE INDEBTEDNESS		$ 7,800
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6.6666% of A.I.)		$ 520
Minimum dollar requirement		$ 5,000
Excess net capital		$ 2,170
Net capital less greater of 10% of A.I. or 120% of Minimum dollar requirement	$ 1,170	
Ratio: Aggregate indebtedness to net capital		108.79%

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Firm's unaudited December 31, 2013 Part IIA FOCUS filing.

HOCKING CAPITAL, LLC
STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3
AS OF DECEMBER 31, 2013

Statement of Exemption from Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

OUM &CO. LLP
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Managing Member of
Hocking Capital, LLC

In planning and performing our audit of the financial statements of Hocking Capital, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.
Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the sole managing member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

OUM & Co. LLP

San Francisco, California
February 26, 2014